U.S. Securities and Exchange Commission
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X]  Form 10-K  [ ] Form 20-F   [ ] Form 11-K [  ]   Form 10-Q   [ ]  Form N-SAR

      For Period Ended: March 31, 2002
                        ------------------

      [  ]  Transition Report on Form 10-K

      [  ]  Transition Report on Form 20-F

      [  ]  Transition Report on Form 11-K

      [  ]  Transition Report on Form 10-Q

      [  ]  Transition Report on Form N-SAR

      For the Transition Period Ended:__________________________________________



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            If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________________________________________________

________________________________________________________________________________



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PART 1 -- REGISTRANT INFORMATION
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Full Name of Registrant  Immtech International, Inc.
                         -------------------------------

Former Name if Applicable
                          ------------------------------

Address of Principal Executive Office (Street and Number)

                          150 Fairway Drive, Suite 150
City, Street and Zip Code Vernon Hills, Illinois  60061
                          ------------------------------



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PART II -- RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ /         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

/X/         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /         (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Immtech International, Inc. (the "Company"), a development stage enterprise, completed in the fourth quarter of the fiscal year ended March 31, 2002, private placement offerings which raised in the aggregate approximately $4,000,000 of equity capital (before offering costs) through the issuance of 160,100 shares of Series A convertible preferred stock, $0.01 par value, and warrants to purchase 400,250 shares of the Company's common stock, $0.01 par value. Each share of Series A convertible preferred stock was sold for a stated value of $25 and, with each share purchased, the shareholder was granted a warrant to purchase 2.5 shares of common stock at an exercise price of $6.00 per share.

            Recently issued accounting standards have addressed the way equity transactions of this nature are to be recorded. In a case such as this where two types of securities are sold for a single unit price, the accounting standards address how to allocate the proceeds from the offerings to the specific securities sold and reported in the Company's balance sheet. The Company believes the application of the aforementioned accounting standards will have no effect on the Company's total stockholders' equity. However, as a result of the impact of the of the accounting standards on the accounting and other resources needed to finalize the recording of such equity transactions in the Company's financial statements as of and for the fiscal year ended March 31, 2002, the Company, without unreasonable effort and expense, cannot complete and compile its annual financial statements and file its Annual Report on Form 10-K for the fiscal year ended March 31, 2002 within the prescribed time period.

In accordance with Rule 12(b)-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Company plans to file its Annual Report on Form 10-K for the year ended March 31, 2002 within fifteen (15) calendar days following the prescribed due date thereof.



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PART IV --OTHER INFORMATION
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            (1) Name and telephone number of person to contact in regard to this notification


T. Stephen Thompson            (847)                         573-0033
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(Name)                      (Area Code)                 (Telephone Number)


            (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes  [  ] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes   [X] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           IMMTECH INTERNATIONAL, INC.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  June 28, 2002                    By:  /s/  T. Stephen Thompson
       ----------------------              -------------------------------------
                                           T. Stephen Thompson
                                           President and Chief Executive Officer